EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2015	2014	2013	2012	2011
Debt	$404,540	$348,795	$314,958	$322,770	$357,779
Equity	278,088	274,670	273,495	216,318	171,504
Debt to equity	1.45	1.27	1.15	1.49	2.09